SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2010

CE FRANKLIN LTD.

(Translation of Registrant's Name into English)

Suite 1900, 300 5th Avenue S.W.

Calgary, Alberta, Canada T2P 3C4

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___XXX___

    Form 40-F _________

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnished the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _________    No ___XXX___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________)

EXHIBIT LIST

99.1        Financial Statements for First Quarter ended March 31, 2010

99.2        Management Discussion and Analysis for First Quarter ended March 31, 2010

99.3        Form 52-109F2 Certification of Interim Filings - Chief Executive Officer

99.4        Form 52-109F2 Certification of Interim Filings - Chief Financial Officer

99.5        News Release dated April 27, 2010

99.6        News Release dated April 27, 2010 including Financial Statements and MD&A

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  April 28, 2010

CE FRANKLIN LTD.

By: "signed"

Name: Mark Schweitzer

Title:    Vice President and Chief Financial Officer